Exhibit 99.2

THIS SUBORDINATED GUARANTEE dated as of July 26, 2021;

BY:

BROOKFIELD PROPERTY PARTNERS L.P., an exempted limited partnership formed under the laws of Bermuda,

(hereinafter referred to as “BPY”),

- and -

BROOKFIELD PROPERTY L.P., an exempted limited partnership formed under the laws of Bermuda,

(hereinafter referred to as “Property Partnership”),

- and -

BROOKFIELD BPY HOLDINGS INC., a corporation incorporated under the laws of the Province of Ontario,

(hereinafter referred to as “CanHoldco”),

- and -

BROOKFIELD BPY RETAIL HOLDINGS II INC., a corporation incorporated under the laws of the Province of Ontario,

(hereinafter referred to as “CanHoldco 2”),

- and -

BPY BERMUDA HOLDINGS LIMITED, a corporation formed under the laws of Bermuda,

(hereinafter referred to as “Bermuda Holdco”),

- and -

BPY BERMUDA HOLDINGS II LIMITED, a corporation formed under the laws of Bermuda,

(hereinafter referred to as “Bermuda Holdco 2”),

- and -

BPY BERMUDA HOLDINGS IV LIMITED, a corporation formed under the laws of Bermuda,

(hereinafter referred to as “Bermuda Holdco 4”),

- and –

BPY BERMUDA HOLDINGS V LIMITED, a corporation formed under the laws of Bermuda,

(hereinafter referred to as “Bermuda Holdco 5),

- and -

BPY BERMUDA HOLDINGS VI LIMITED, a corporation formed under the laws of Bermuda,

(hereinafter referred to as “Bermuda Holdco 6” and collectively with BPY, Property Partnership, CanHoldco, CanHoldco 2, Bermuda Holdco, Bermuda Holdco 2, Bermuda Holdco 4 and Bermuda Holdco 5 as the “Guarantors”),

IN FAVOUR OF:

Brookfield Property Preferred L.P., an exempted limited partnership formed under the laws of Bermuda,

(hereinafter referred to as “New LP”)

WHEREAS the Guarantors and New LP wish to execute this guarantee indenture (this “Guarantee”) for the benefit of the Holders (as defined below);

AND WHEREAS pursuant to and on the terms and conditions of this Guarantee, the Guarantors have agreed to guarantee the payment of the Guaranteed Preferred Unit Obligations (as defined below);

AND WHEREAS all necessary acts and proceedings have been done and taken and all necessary resolutions have been passed to authorize the execution and delivery of this Guarantee and to make the same legal, valid and binding upon the Guarantors;

NOW THEREFORE THIS GUARANTEE WITNESSES that for good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties), the parties hereto agree as follows:

Article 1
DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

1.1	Definitions

For all purposes of this Guarantee, except as otherwise expressly provided or unless the context otherwise requires:

(a)	the terms defined in this Article have the meanings assigned to them in this Article and include the plural as well as the singular;

(b)	the words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Guarantee as a whole and not to any particular Article, section or other subdivision;

(c)	references to any statute, law, regulation, ordinance, order, rule, manual, policy or directive will be deemed to include references to the same as amended, revised, re-enacted or consolidated from time to time and any successor thereto;

(d)	references to any contract, agreement or other instrument, or any section of any contract, agreement or other instrument will, unless specifically referred to, be deemed to include references to the same as varied, amended, supplemented, replaced or restated from time to time; and

(e)	all references to “this Guarantee” are to this Guarantee as modified, supplemented or amended from time to time.

In addition, the following terms will have the following meanings:

“Arrears” has the meaning ascribed thereto in the limited partnership agreement (including any schedule thereof) of New LP dated as of April 13, 2021, as amended by a first amendment to the limited partnership agreement of New LP dated as of July 26, 2021, as may be further amended;

“Bermuda Holdco” means BPY Bermuda Holdings Limited;

“Bermuda Holdco 2” means BPY Bermuda Holdings II Limited;

“Bermuda Holdco 4” means BPY Bermuda Holdings IV Limited;

“Bermuda Holdco 5” means BPY Bermuda Holdings V Limited;

“Bermuda Holdco 6” means BPY Bermuda Holdings VI Limited;

“BPY” means Brookfield Property Partners L.P.;

“Business Day” means a day other than a Saturday, a Sunday or any other day that is a statutory or civic holiday in the place where New LP has its head office;

“CanHoldco” means Brookfield BPY Holdings Inc.;

“CanHoldco 2” means Brookfield BPY Retail Holdings II Inc.;

“Exemptive Relief” means the exemptive relief from the Ontario Securities Commission with respect to certain Canadian securities law obligations of reporting issuers in the provinces and territories of Canada, including, inter alia, permission for New LP to rely on the exemption contained in section 13.4(2) of NI 51-102 from filing certain continuous disclosure documents with Canadian securities regulatory authorities;

“Governing Body” means (i) with respect to a corporation or limited company, such corporation or limited company, (ii) with respect to a limited liability company, a manager or managing partner of such limited liability company, (iii) with respect to a limited partnership, a general partner of such limited partnership (or if any such general partner is itself a partnership, such general partner’s general partner), (iv) with respect to a general partnership, the managing partner (or if there is no managing partner, each partner), and (v) with respect to any other Person, the Person that has the power to determine the management and policies of such Person by status, and in the case of each of (i) through (v) includes any Person to whom such Person has delegated any power or authority;

“Guaranteed New LP Preferred Units” means the Class A Cumulative Redeemable Preferred Units, Series 1 in the capital of New LP;

“Guaranteed Preferred Unit Obligations” means all present and future payment obligations of New LP to the Holders in respect of the Guaranteed New LP Preferred Units including in respect of (a) all accumulated, accrued and unpaid distributions that have been declared on the New Preferred Units out of funds legally available for such distributions; (b) the applicable redemption price, plus all accumulated, accrued and unpaid distributions to the date of redemption, with respect to any New Preferred Units called for redemption by New LP; (c) US$25.00 per New Preferred Unit upon the maturity of the Guaranteed New LP Preferred Units plus all accumulated, accrued and unpaid distributions to the maturity date; and (d) upon a voluntary or involuntary dissolution, winding-up or termination of New LP, the aggregate of the liquidation preference of US$25.00 and all accumulated, accrued and unpaid distributions on the Guaranteed New LP Preferred Units, whether or not declared, without regard to whether New LP has sufficient assets to make full payment as required on liquidation;

“Guarantor Preferred Securities” means, with respect to any Guarantor, collectively, all preferred equity securities of such Guarantor, whether existing on the date hereof or created and issued at any time and from time to time after the date hereof, which shall include but not be limited to, (a) for BPY, BPY’s Class A Cumulative Redeemable Perpetual Preferred Units (including the 6.50% Class A Cumulative Redeemable Perpetual Preferred Units, Series 1, 6.375% Class A Cumulative Redeemable Perpetual Preferred Units, Series 2 and 5.750% Class A Cumulative Redeemable Perpetual Preferred Units, Series 3) and (b) for Property Partnership, Property Partnership’s series 1, series 2 and series 3 class A preferred units;

“Guarantors” means, collectively, BPY, Property Partnership, CanHoldco, CanHoldco 2, Bermuda Holdco, Bermuda Holdco 2, Bermuda Holdco 4, Bermuda Holdco 5 and Bermuda Holdco 6, and “Guarantor” means any of them;

“Holders” means the registered holders (in such capacities) of the Guaranteed New LP Preferred Units from time to time;

“New LP” means Brookfield Property Preferred L.P., an exempted limited partnership formed under the laws of Bermuda;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators;

“Officer’s Certificate” means, with respect to a Guarantor, a certificate signed by any officer or director (or the equivalent) in that capacity and without personal liability of the Governing Body of such Guarantor and delivered to New LP;

“Parity Guarantor Obligations” means, with respect to any Guarantor, collectively: (a) all financial liabilities and obligations of such Guarantor to the holders of the Guarantor Preferred Securities of such Guarantor, including in respect of (i) all accumulated, accrued and unpaid dividends or distributions that have been declared on the Guarantor Preferred Securities of such Guarantor out of funds legally available for such dividends or distributions, (ii) the applicable redemption price, plus all accumulated, accrued and unpaid dividends or distributions to the date of redemption, with respect to any Guarantor Preferred Securities of such Guarantor called for redemption, and (iii) upon a voluntary or involuntary dissolution, winding-up or termination of such Guarantor, the aggregate of the liquidation preference and all accumulated, accrued and unpaid dividends or distributions on the Guarantor Preferred Securities of such Guarantor, whether or not declared, without regard to whether such Guarantor has sufficient assets to make full payment as required on liquidation and (b) all indebtedness, liabilities and obligations of such Guarantor that are expressly stated to be pari passu to the Guaranteed Preferred Unit Obligations;

“Person” means an individual, a corporation, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof;

“Property Partnership” means Brookfield Property L.P.;

“Senior Guarantor Obligations” means, in respect of any Guarantor, all principal, interest, premium, fees and other amounts owing on, under or in respect of:

(a)	all indebtedness (including any indebtedness to trade creditors), liabilities and obligations of such Guarantor, whether outstanding on the date of this Guarantee or thereafter created, incurred, assumed or guaranteed; and

(b)	all renewals, extensions, restructurings, refinancings and refundings of any such indebtedness, liabilities or obligations;

in each case excluding the Guaranteed Preferred Unit Obligations, any Parity Guarantor Obligations of such Guarantor and any Subordinate Guarantor Obligations of such Guarantor;

“Specified Guarantors” means any Guarantor other than BPY or the Property Partnership; and

“Subordinate Guarantor Obligations” means, with respect to any Guarantor, collectively (a) all financial liabilities and obligations of such Guarantor to the holders of all securities in the capital of such Guarantor with entitlements to the amount to which the holders of such series or class are entitled in the event of a distribution of the assets of such Guarantor of such series or class upon the liquidation, dissolution or winding-up of such Guarantor, plus, without duplication, an amount equal to all accrued and unpaid distributions up to, but excluding, the date fixed for payment or distribution, that are subordinate to the entitlements of the Guarantor Preferred Securities of such Guarantor, and (b) all indebtedness, liabilities and obligations of such Guarantor that are expressly stated to be subordinate to the Senior Guarantor Obligations of such Guarantor and the Parity Guarantor Obligations of such Guarantor.

1.2	Compliance Certificates and Opinions

Upon any application or request by a Guarantor to New LP to take any action under any provision of this Guarantee, New LP will have the right to request that such Guarantor deliver an Officer’s Certificate stating that all conditions precedent, if any, provided for in this Guarantee relating to the proposed action have been complied with and/or an opinion of counsel stating that in the opinion of such counsel all such legal conditions precedent, if any, have been complied with.

1.3	Acts of Holders

1.3.1             Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Guarantee to be given or taken by one or more Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by agents duly appointed by them in writing. Except as herein otherwise expressly provided, such action will become effective when such instrument or instruments are delivered to New LP and to the Guarantors. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the “Act” of the Holders signing such instrument or instruments or so voting at any such meeting. Proof of execution of any such instrument or of a writing appointing any such agent, or of the holding by any Person of a New LP Preferred Unit, will be sufficient for any purpose of this Guarantee and conclusive in favour of the Guarantors and New LP, if made in the manner provided in this section.

1.3.2             The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof. Where such execution is by a signer acting in a capacity other than his individual capacity, such certificate or affidavit will also constitute sufficient proof of authority. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner that New LP deems sufficient.

1.3.3             If a Guarantor or New LP solicits from the Holders any request, demand, authorization, direction, notice, consent, waiver or other Act, such Guarantor or New LP may, at its option, fix in advance a record date for the determination of Holders entitled to give such request, demand, authorization, direction, notice, consent, waiver or other Act, but such Guarantor or New LP will have no obligation to do so. Such record date will be the record date specified by such Guarantor, which will be a date not earlier than the date 30 days prior to the first solicitation of Holders generally in connection therewith and not later than the date such solicitation is completed. If such a record date is fixed, such request, demand, authorization, direction, notice, consent, waiver or other Act may be given before or after such record date, but only the Holders of record at the close of business on such record date will be deemed to be Holders for the purposes of determining whether Holders of the requisite percentage of outstanding Guaranteed New LP Preferred Units have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, waiver or other Act, and for that purpose the outstanding Guaranteed New LP Preferred Units will be computed as of such record date; provided that no such authorization, agreement or consent by the Holders on such record date will be deemed effective unless it becomes effective pursuant to the provisions of this Guarantee not later than eleven months after the record date.

1.4	Notices, Etc. to New LP and Guarantors

Any request, demand, authorization, direction, notice, consent, waiver or Act of Holders or other documents provided or permitted by this Guarantee to be made upon, given or furnished to, or filed with:

(a)	any of New LP, BPY, Property Partnership, Bermuda Holdco, Bermuda Holdco 2, Bermuda Holdco 4, Bermuda Holdco 5 or Bermuda Holdco 6 by any Holder, any other Guarantor or New LP shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if in writing and delivered, mailed (first-class postage prepaid) or sent by facsimile to New LP, BPY, Property Partnership, Bermuda Holdco, Bermuda Holdco 2, Bermuda Holdco 4, Bermuda Holdco 5 or Bermuda Holdco 6 (as applicable) addressed to it at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, Attention: Corporate Secretary, Facsimile No. 441-296-4475; or

(b)	CanHoldco or CanHoldco 2 by any Holder, any other Guarantor or New LP shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if in writing and delivered, mailed (first-class postage prepaid) or sent by facsimile to CanHoldco, CanHoldco 2 or New LP (as applicable) addressed to it at Brookfield Place, 181 Bay Street, Suite 300, Toronto ON M5J 2T3, Attention: Secretary, Facsimile No. 416-369-2301.

Any delivery made or facsimile sent on a day other than a Business Day, or after 3:00 p.m. (Toronto time) on a Business Day, will be deemed to be received on the next following Business Day. Anything mailed will not be deemed to have been given until it is actually received. The Guarantors or New LP may from time to time notify the other of a change in address or facsimile number which thereafter, until changed by like notice, will be its address or facsimile number of such Guarantor or New LP for all purposes of this Guarantee.

1.5	Notice to Holders; Waiver

Where this Guarantee provides for notice of any event to the Holders by the Guarantors or New LP, such notice will be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder at the Holder’s address as it appears in the list of Holders as provided by New LP, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice or in any other manner from time to time permitted by applicable laws, including, without limitation, internet-based or other electronic communications. In any case where notice to the Holders is given by mail, neither the accidental failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder will affect the sufficiency of such notice with respect to other Holders, but upon such failure to mail or such defect in any notice so mailed being discovered, the notice (as corrected to address any defects) will be mailed forthwith to such Holder. Any notice mailed to a Holder in the manner herein prescribed will be conclusively deemed to have been received by such Holder, whether or not such Holder actually receives such notice.

Any request, demand, authorization, direction, notice, consent or waiver required or permitted under this Guarantee will be in the English language.

Where this Guarantee provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver will be the equivalent of such notice.

1.6	Effect of Headings and Table of Contents

The Article and section headings herein are for convenience only and will not affect the construction hereof.

1.7	Successors and Assigns

All covenants and agreements in this Guarantee by the Guarantors will bind its successors and permitted assigns, whether so expressed or not.

1.8	Severability Clause

In case any provision in this Guarantee will be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions will not in any way be affected or impaired thereby.

1.9	Governing Law

This Guarantee will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

1.10	No Recourse Against Certain Persons

A director (or the equivalent for a Guarantor that is not a corporation), officer, employee or securityholder, as such, of a Guarantor or the Governing Body of a Guarantor will not have any liability for any obligations of such Guarantor under this Guarantee or for any claim based on, in respect of or by reason of such obligations or its creation. Each of the parties hereto acknowledges that BPY, Property Partnership and New LP are limited partnerships and that there is no recourse to the limited partners of BPY, Property Partnership or New LP.

1.11	Language

Les parties aux présentes ont exigé que la présente convention ainsi que tous les documents et avis qui s’y rattachent et/ou qui en decouleront soient rediges et exécutés en langue anglaise. The parties hereto have required that this Guarantee and all documents and notices related thereto be drafted and executed in English.

Article 2
GUARANTEE

2.1	Guarantee

The Guarantors irrevocably and unconditionally, jointly and severally, guarantee in favour of the Holders the due and punctual payment of the Guaranteed Preferred Unit Obligations, regardless of any defense (except for the defense of payment by New LP), right of set-off or counterclaim which a Guarantor may now or hereafter have or assert.

2.2	Guarantee of Payment

If New LP fails to pay any of the Guaranteed Preferred Unit Obligations when due, the Guarantors will pay to the Holders the Guaranteed Preferred Unit Obligations immediately after demand is made in writing pursuant to this Guarantee by one or more Holders or New LP, but in any event, the Guarantors agree that they will make such payment within 15 days of any failure by New LP to pay the Guaranteed Preferred Unit Obligations when due without any evidence that the Holders have demanded that New LP pay any such Guaranteed Preferred Unit Obligations.

Each Guarantor’s obligation to pay Guaranteed Preferred Unit Obligations hereunder may be satisfied by (a) direct payment to the Holders entitled thereto, or (ii) payment to the transfer agent(s) for the Guaranteed New LP Preferred Units for distribution to the Holders in accordance with their respective entitlements thereto. A Guarantor will give prompt written notice to New LP if such Guarantor makes any such payment directly to the Holders hereunder. If such payment is made to the transfer agent(s) for the Guaranteed New LP Preferred Units, New LP agrees that it will cause such transfer agent(s) to co-operate with such Guarantor for the purpose of making such payments to the Holders in accordance with their respective entitlements. If there is no transfer agent for the Guaranteed New LP Preferred Units at that time or the transfer agent(s) will not co-operate, New LP hereby irrevocably directs such Guarantor to take commercially reasonable steps to make each payment owing hereunder to the Holders directly according to their respective rights and interests in the Guaranteed New LP Preferred Units then outstanding, or to make commercially reasonable arrangements for those amounts to be held for the benefit of and distributed to such Holders as soon as practicable.

2.3	Guarantee Absolute

Each Guarantor guarantees that the Guaranteed Preferred Unit Obligations will be paid strictly in accordance with the terms of the Guaranteed New LP Preferred Units and this Guarantee within the time required by section 2.2, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any such terms or the rights of the Holders with respect thereto. The liability of each Guarantor under this Guarantee is absolute and unconditional irrespective of:

(a)	any sale, transfer or assignment by any Holder of any Guaranteed New LP Preferred Units or any right, title, benefit or interest of such Holder therein or thereto;

(b)	any amendment or change in or to, or any waiver of, any of the terms of the Guaranteed New LP Preferred Units;

(c)	any change in the name, objects, constitution, capacity, capital or the constating documents of a Guarantor or New LP;

(d)	any partial payment by New LP, or any release or waiver, by operation of law or otherwise, of the performance or observance by New LP of any express or implied agreement, covenant, term or condition relating to the Guaranteed New LP Preferred Units to be performed or observed by New LP;

(e)	the extension of time for the payment by New LP of all or any portion of the Guaranteed Preferred Unit Obligations or the extension of time for the performance of any other obligation under, arising out of, or in connection with, the Guaranteed New LP Preferred Units;

(f)	any failure, omission, delay or lack of diligence on the part of the Holders to enforce, assert or exercise any right, privilege, power or remedy conferred on the Holders pursuant to the terms of the Guaranteed New LP Preferred Units, or any action on the part of New LP granting indulgence or extension of any kind;

(g)	the recovery of any judgment against New LP, any voluntary or involuntary liquidation, dissolution, winding up, merger, amalgamation or reorganization of New LP or a Guarantor, any sale or other disposition of all or substantially all of the assets of New LP, or any judicial or extrajudicial receivership, insolvency, bankruptcy, assignment for the benefit of, or proposal to, creditors, reorganization, moratorium, arrangement, composition with creditors, or readjustment of debt of, or other proceedings affecting New LP, a Guarantor or any of the assets of New LP or a Guarantor;

(h)	any circumstance, act or omission that would prevent subrogation operating in favour of a Guarantor;

(i)	any invalidity of, or defect or deficiency in, the Guaranteed New LP Preferred Units or this Guarantee;

(j)	the settlement or compromise of any obligation guaranteed hereby or hereby incurred; or

(k)	any other circumstance, act or omission that might otherwise constitute a defence available to, or a discharge of, New LP or a Guarantor in respect of any of the Guaranteed Preferred Unit Obligations (other than, and to the extent of, the payment or satisfaction thereof), it being the intent of the Guarantors that their obligations in respect of the Guaranteed Preferred Unit Obligations is absolute and unconditional under all circumstances and will not be discharged except by payment in full of the Guaranteed Preferred Unit Obligations. The Guarantors hereby waive notice of acceptance of this Guarantee. The Holders will not be bound or obliged to exhaust their recourse against New LP or any other Person before being entitled to demand payment from the Guarantors hereunder.

2.4	Continuing Guarantee

Subject to section 4.1 and section 4.2, this Guarantee will apply to and secure any ultimate balance due or remaining due to the Holders in respect of the Guaranteed Preferred Unit Obligations and is a binding, absolute and continuing obligation of each Guarantor until such date (if any) as this Guarantee terminates in accordance with its terms. Subject to section 4.1, this Guarantee will continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Guaranteed Preferred Unit Obligations is rescinded or declared void, or any Guaranteed Preferred Unit Obligations must otherwise be returned by the Holders for any reason, including the insolvency, bankruptcy, dissolution or reorganization of New LP or upon or as a result of the appointment of a custodian, receiver, trustee or other officer with similar powers with respect to New LP or any substantial part of its property, all as though such payment had not been made. If at any time New LP is precluded from making payment when due in respect of any Guaranteed Preferred Unit Obligations by reason of the provisions of applicable law or otherwise, such amounts will nonetheless be deemed to be due and payable by New LP to the Holders for all purposes of this Guarantee. This is a guarantee of payment, and not merely a deficiency or collection guarantee.

2.5	Rights of Holders

Each Guarantor expressly acknowledges that this Guarantee inures to the benefit of, and is intended to be for the benefit of, the Holders, who are intended third-party beneficiaries of this Guarantee. A Holder may enforce this Guarantee directly against any Guarantor to enforce such Holder’s rights to receive payment under this Guarantee without first instituting legal proceedings directly against New LP, any other Guarantor, or any other person or entity.

2.6	Subrogation

The Guarantors will not have the right to enforce any rights of subrogation against New LP in respect of any payment made to the Holders hereunder until such time as all Guaranteed Preferred Unit Obligations have been fully satisfied. In the case of the liquidation, dissolution, winding-up or bankruptcy of New LP (whether voluntary or involuntary), or if New LP makes an arrangement or compromise or proposal with its creditors, the Holders will have the right to rank for their full claim and to receive all dividends or other payments in respect thereof until their claims have been paid in full, and the Guarantors will continue to be liable, jointly and severally, to the Holders for any balance of the Guaranteed Preferred Unit Obligations which may be owing to the Holders by New LP. The Guaranteed Preferred Unit Obligations will not, however, be released, discharged, limited or affected by the failure or omission of the Holders to prove the whole or part of any claim against New LP. If any amount is paid to a Guarantor on account of any subrogation arising hereunder at any time when there are Guaranteed Preferred Unit Obligations owing that have not been paid when due, such amount will be held in trust by such Guarantor for the benefit of the Holders and will forthwith be paid to the Holders or the transfer agent in accordance with section 2.2 to be credited and applied against the Guaranteed Preferred Unit Obligations that are so owing and unpaid.

2.7	Independent Obligations

Each Guarantor acknowledges that its obligations hereunder are independent of the obligations of New LP with respect to the Guaranteed New LP Preferred Units and that such Guarantor is liable to pay the Guaranteed Preferred Unit Obligations pursuant to the terms of this Guarantee notwithstanding the occurrence of any event referred to in subsections (a) through (k), inclusive, of section 2.3. Each Guarantor will pay the Guaranteed Preferred Unit Obligations without regard to any equities between it and New LP or any defence, right of set-off, or claim for compensation, abatement, combination of accounts or cross-claim that it or New LP or the other Guarantors may have.

Article 3
ranking OF guaranteed OBLIGATIONS

3.1	Ranking

The obligations of each Guarantor hereunder, including the Guaranteed Preferred Unit Obligations, are: (a) subordinate to all Senior Guarantor Obligations of such Guarantor, (b) pari passu with all Parity Guarantor Obligations of such Guarantor and (c) senior to all Subordinate Guarantor Obligations of such Guarantor.

Each Holder, as a condition to and by acceptance of the benefits conferred hereby, agrees to and will be bound by the provisions of this Article 3.

3.2	Order of Payment

Upon any distribution of the assets of a Guarantor on any dissolution, winding up, liquidation or reorganization of such Guarantor (whether in bankruptcy, insolvency or receivership proceedings, or upon an “assignment for the benefit of creditors” or any other marshalling of the assets and liabilities of such Guarantor, or otherwise):

(a)	all Senior Guarantor Obligations of such Guarantor will first be paid in full, or provision made for such payment, before any payment is made on account of the Guaranteed Preferred Unit Obligations; and

(b)	any payment or distribution of assets of such Guarantor, whether in cash, property or securities, to which the Holders or New LP on behalf of the Holders would be entitled except for the provisions of this Article 3, will be paid or delivered by the trustee in bankruptcy, receiver, assignee for the benefit of creditors, or other liquidating agent making such payment or distribution, directly to the holders of Senior Guarantor Obligations of such Guarantor or to their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any of such Senior Guarantor Obligations may have been issued, to the extent necessary to pay all such Senior Guarantor Obligations of such Guarantor.

3.3	Subrogation to Rights of Holders of Senior Guarantor Obligations

Subject to the payment in full of all Senior Guarantor Obligations of a Guarantor, New LP, for the benefit of the Holders, will be subrogated to the rights of the holders of Senior Guarantor Obligations to receive payments or distributions of assets of such Guarantor (to the extent of the application thereto of such payments or other assets which would have been received by the Holders but for the provisions hereof) until the Guaranteed Preferred Unit Obligations will be paid in full, and no such payments or distributions to the Holders of cash, property or securities, which are payable or distributable to the holders of such Senior Guarantor Obligations pursuant to this Article 3, will, as between such Guarantor, its creditors (other than the holders of Senior Guarantor Obligations), and the Holders, be deemed to be a payment by such Guarantor to the holders of such Senior Guarantor Obligations or on account of such Senior Guarantor Obligations, it being understood that the provisions of this Article 3 are and are intended solely for the purpose of defining the relative rights of the Holders, on the one hand, and the holders of Senior Guarantor Obligations of such Guarantor, on the other hand.

3.4	Obligation to Pay Not Impaired

Nothing contained in this Article 3 or elsewhere in this Guarantee or in the Guaranteed New LP Preferred Units is intended to or will impair, as between a Guarantor, its creditors (other than the holders of Senior Guarantor Obligations), and the Holders, the obligation of such Guarantor, which is absolute and unconditional, to pay to the Holders the Guaranteed Preferred Unit Obligations in accordance herewith, as and when the same will become due and payable in accordance with this Guarantee, or affect the relative rights of the Holders and creditors of such Guarantor other than the holders of the Senior Guarantor Obligations; nor will anything herein or therein prevent New LP or any Holder from exercising all remedies otherwise permitted by applicable law upon default under this Guarantee, subject to the rights, if any, under this Article 3 of the holders of Senior Guarantor Obligations in respect of cash, property or securities of a Guarantor that are received upon the exercise of any such remedy and the provisions of this Guarantee.

3.5	No Payment if Senior Guarantor Obligations in Default

Upon the maturity of any Senior Guarantor Obligations that constitutes indebtedness of a Guarantor by lapse of time, acceleration, demand or otherwise, then, except as provided in section 3.6, all such matured Senior Guarantor Obligations will first be paid in full, or will first have been duly provided for, before any payment by such Guarantor is made on account of the Guaranteed Preferred Unit Obligations.

In case of any default with respect to any Senior Guarantor Obligations that constitutes indebtedness of a Guarantor and permits the holders thereof to accelerate the maturity of such indebtedness, unless and until such default will have been cured or waived or will have ceased to exist, no payment (by purchase of the Guaranteed New LP Preferred Units or otherwise) will be made by such Guarantor with respect to the Guaranteed Preferred Unit Obligations, and neither New LP nor any Holder will be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit from such Guarantor (including, without limitation, by way of set-off, combination of accounts or otherwise in any manner whatsoever) on account of the Guaranteed Preferred Unit Obligations after the happening of such a default (except as provided in section 3.6), and unless and until such default will have been cured or waived or will have ceased to exist, such payments received from such Guarantor will be held in trust for the benefit of, and, if and when such Senior Guarantor Obligations of such Guarantor will have become due and payable, will be paid over to, the holders of such Senior Guarantor Obligations or their representative or representatives or to the trustee or trustees under any indenture under which any instruments evidencing an amount of such Senior Guarantor Obligations remaining unpaid, until all such Senior Guarantor Obligations will have been paid in full, after giving effect to any concurrent payment or distribution to the holders of such Senior Guarantor Obligations.

3.6	Payment on Guaranteed New LP Preferred Units Permitted

Nothing contained in this Article 3 or elsewhere in this Guarantee, or in any of the Guaranteed New LP Preferred Units, will affect the obligation of a Guarantor to make, or prevent such Guarantor from making, at any time except during the pendency of any dissolution, winding up or liquidation of such Guarantor or reorganization proceedings specified in section 3.2 affecting the affairs of such Guarantor, any payment on account of the Guaranteed Preferred Unit Obligations, except that such Guarantor will not make any such payment other than as contemplated by this Article 3, if it is in default in payment of any of its Senior Guarantor Obligations. Nothing contained in this Article 3 or elsewhere in this Guarantee, or in any of the Guaranteed New LP Preferred Units, will prevent the application by New LP of any moneys deposited with New LP for the purpose so deposited, to the payment of or on account of the Guaranteed Preferred Unit Obligations unless and until New LP will have received written notice from a Guarantor or from a holder of Senior Guarantor Obligations or from the representative of any such holder of default with respect to any Senior Guarantor Obligations permitting the holder(s) thereof to accelerate the maturity thereof.

3.7	Confirmation of Subordination

As a condition to the benefits conferred hereby on each Holder, each Holder by acceptance thereof authorizes and directs New LP, on its behalf, to take such action as may be necessary or appropriate to effectuate the subordination as provided in this Article 3, and appoints New LP as the Holder’s attorney-in-fact for any and all such purposes. Upon request of a Guarantor, and upon being furnished with an Officer’s Certificate stating that one or more named persons are holders of Senior Guarantor Obligations of such Guarantor, or the representative or representatives of such holders, or the trustee or trustees under which any instrument evidencing such Senior Guarantor Obligations may have been issued, and specifying the amount and nature of such Senior Guarantor Obligations, New LP will enter into a written agreement or agreements with such Guarantor and the person or persons named in such Officer’s Certificate providing that such person or persons are entitled to all the rights and benefits of this Article 3 as the holder or holders, representative or representatives, or trustee or trustees of such Senior Guarantor Obligations, specified in such Officer’s Certificate and in such agreement. Such agreement will be conclusive evidence that the indebtedness specified therein is Senior Guarantor Obligations, however, nothing herein will impair the rights of any holder of Senior Guarantor Obligations who has not entered into such an agreement.

3.8	New LP May Hold Senior Guarantor Obligations

New LP is entitled to all the rights set forth in this Article 3 with respect to any Senior Guarantor Obligations at the time held by it, to the same extent as any other holder of Senior Guarantor Obligations, and nothing in this Guarantee deprives New LP of any of its rights as such holder.

3.9	Rights of Holders of Senior Guarantor Obligations Not Impaired

No right of any present or future holder of any Senior Guarantor Obligations to enforce any subordination herein will at any time or in any way be prejudiced or impaired by any act or failure to act on the part of a Guarantor or by any non-compliance by a Guarantor with the terms, provisions and covenants of this Guarantee, regardless of any knowledge thereof which any such holder may have or be otherwise charged with.

3.10	Altering Senior Guarantor Obligations

A holder of Senior Guarantor Obligations has the right to extend, renew, modify or amend the terms of such Senior Guarantor Obligations or any security therefor and to release, sell or exchange such security and otherwise to deal freely with a Guarantor or any other Person, all without notice to or consent of the Holders or New LP and without affecting the subordination herein, the liabilities and obligations of the parties to this Guarantee or the Holders.

3.11	Additional Indebtedness

This Guarantee does not restrict any of the Guarantors from incurring any obligations or indebtedness (including Senior Guarantor Obligations) or from encumbering, mortgaging, pledging or charging its properties or undertaking.

Article 4
TERMINATION AND REMEDIES

4.1	Term of Guarantee

This Guarantee will come into force and be effective on the date hereof and will terminate and be of no further force and effect (except in respect of any demand made on the Guarantors hereunder prior to the date set out below) on the earliest of:

(a)	the date as of which no Guaranteed New LP Preferred Units are outstanding;

(b)	the full payment of the applicable redemption price plus accumulated, accrued and unpaid distributions to the date of redemption; and

(c)	the full payment of the amounts payable in accordance with the limited partnership agreement of New LP upon dissolution, winding-up or termination of New LP;

provided that if there are any Guaranteed Preferred Unit Obligations owing and payable on such date, this Guarantee will continue until such Guaranteed Preferred Unit Obligations are paid in full by New LP or the Guarantors (and will terminate and be of no further force or effect on the date such Guaranteed Preferred Unit Obligations are so paid in full). At the request of any Guarantor, New LP will confirm any termination of this Guarantee pursuant to this section 4.1 (which confirmation will binding on New LP and all Holders).

4.2	Termination of Guarantee

All of the rights, obligations and liabilities of any Guarantor pursuant to this Guarantee will terminate upon the conveyance, distribution or transfer (including pursuant to a reorganization, consolidation, liquidation, dissolution, sale of any collateral, winding up, merger, amalgamation, arrangement or otherwise) of all or substantially all of such Guarantor’s properties, securities and assets to a Person that has assumed the obligations of such Guarantor pursuant to Article 5. Upon any termination of this Guarantee, New LP will, upon request of a Guarantor, provide a written acknowledgement of such termination to such Guarantor.

4.3	Rights and Remedies Cumulative

No right or remedy herein conferred upon or reserved to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy will, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, will not prevent the concurrent assertion or employment of any other appropriate right or remedy.

4.4	Delay or Omission Not Waiver

No delay or omission of any Holder to exercise any right or remedy accruing hereunder will impair any such right or remedy or constitute a waiver or an acquiescence therein.

4.5	Waiver of Stay or Extension Laws

Each Guarantor covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Guarantee.

4.6	Release of Guarantors

Notwithstanding anything to the contrary in this Guarantee, a Specified Guarantor shall be released from this Guarantee, and this Guarantee will be no further force and effect with respect to such Specified Guarantor, on the date such Specified Guarantor becomes a direct or indirect wholly-owned subsidiary of another Specified Guarantor provided that such Specified Guarantor that becomes a direct or indirect wholly-owned subsidiary of another Specific Guarantor is not a guarantor of any Guarantor Preferred Securities of any other Guarantor.

Article 5

CONVEYANCE or TRANSFER

5.1	Conveyance or Transfer; Only on Certain Terms

A Guarantor will not convey, distribute or transfer all or substantially all of its property and assets to any Person that is not a subsidiary entity of a Guarantor unless such Person expressly assumes, by an agreement executed and delivered to New LP, the Guarantor’s obligations hereunder for the Guaranteed Preferred Unit Obligations and the performance and observance of every covenant of this Guarantee on the part of such Guarantor to be performed or observed.

5.2	Successor Person Substituted

Upon any conveyance, distribution or transfer of all or substantially all of the property and assets of a Guarantor to any Person in accordance with section 5.1, the successor Person to which such conveyance, distribution or transfer is made will succeed to, and be substituted for, and may exercise every right and power of, the applicable Guarantor under this Guarantee with the same effect as if such successor Person had been named as such Guarantor herein, and in the event of any such conveyance, distribution or transfer, the transferring Guarantor will be discharged of all obligations and covenants under this Guarantee.

Article 6
amendments

6.1	Amendments Without Consent of Holders

The Guarantors and New LP may, at any time and from time to time, amend this Guarantee without the consent of the Holders for any of the following purposes:

(a)	to evidence the succession of another Person to a Guarantor and the assumption by any such successor of the covenants of the applicable Guarantor contained herein or to add another Person as a guarantor hereunder (with such Person thereafter becoming a Guarantor for purposes of this Guarantee);

(b)	to add to the covenants of the Guarantors or to surrender any right or power herein conferred upon the Guarantors which is for the benefit of the Holders or is not prejudicial to the rights of the Holders;

(c)	to cure any ambiguity, to correct or supplement any provision herein which may be inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Guarantee which do not adversely affect the interests of the Holders in any material respect; or

(d)	to supplement any of the provisions of this Guarantee to such extent as is necessary to permit or facilitate the termination of this Guarantee pursuant to section 4.1 or section 4.2.

6.2	Amendments with Consent of Holders

With the consent of either (i) the Holders representing not less than 66⅔% of the then outstanding Guaranteed New LP Preferred Units, by Act of such Holders delivered to the Guarantors and New LP, or (ii) if a meeting of the Holders is called for obtaining such consent, Holders representing not less than a majority of the Guaranteed New LP Preferred Units represented at such meeting and voting in respect of such consent, the Guarantors and New LP may enter into an amendment of this Guarantee for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Guarantee or of modifying in any manner the rights of the Holders under this Guarantee.

6.3	Effect of Amendments

Upon the execution of any amending agreement under this Article, this Guarantee will be modified in accordance therewith, and such amendment will form a part of this Guarantee for all purposes.

6.4	Notice of Amending Agreements

Promptly after the execution by the Guarantors and New LP of any amending agreement pursuant to the provisions of section 6.2, the Guarantors will give notice thereof to the Holders, setting forth in general terms the substance of such amending agreement.

Article 7
COVENANTS and other provisions

7.1	Existence

Subject to Article 5, each Guarantor will do or cause to be done all things necessary to preserve and keep in full force and effect its existence.

7.2	Information

New LP and the Guarantors will from time to time give each other such information as the other may reasonably require in order to determine the number of Guaranteed New LP Preferred Units or Guaranteed Preferred Unit Obligations outstanding at any time.

7.3	Continuous Disclosure

Each Guarantor agrees that it will furnish and file such continuous disclosure or other documents of such Guarantor, or perform any other task, obligation, or any other action required of such Guarantor to satisfy (i) applicable securities laws (including the rules of any applicable stock exchanges) and (ii) the terms and conditions of the Exemptive Relief in the manner and at the times required by the Exemptive Relief.

7.4	Purchase of Guaranteed New LP Preferred Units

Subject to applicable law, at any time when a Guarantor is not in default hereunder, such Guarantor may purchase Guaranteed New LP Preferred Units at any price in the market (including purchases from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by tender available to all Holders of Guaranteed New LP Preferred Units or by private contract.

7.5	Restrictions

Each Guarantor agrees that, without the affirmative vote or consent of the Holders of not less than 66⅔% of the then outstanding Guaranteed New LP Preferred Units, such Guarantor shall not:

(a)	create or issue any class or series of equity securities established after the date of this Guarantee the terms of which class or series expressly provide that it ranks on parity with this Guarantee if the cumulative distributions payable on the then outstanding Guaranteed New LP Preferred Units are in Arrears;

(b)	create or issue any class or series of equity securities established after the date of this Guarantee the terms of which class or series expressly provide that it ranks senior to this Guarantee; or

(c)	declare or pay, or set apart for payment, any dividends or distributions on any of its Guarantor Preferred Securities if the full, cumulative distributions payable on the then outstanding Guaranteed New LP Preferred Units are in Arrears.

Article 8
miscellaneous

8.1	Counterparts and Electronic Transmission

This Guarantee may be executed in any number of counterparts, each of which so executed will be deemed to be an original, but all such counterparts will together constitute but one and the same Guarantee. This Guarantee may be executed and delivered by facsimile or other electronic transmission of a counterpart hereof bearing a manual, facsimile or other electronic signature.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the undersigned have duly executed and delivered this Guarantee as of the date first written above.

BROOKFIELD PROPERTY PARTNERS L.P., by its general partner, BROOKFIELD PROPERTY PARTNERS LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere Title: Secretary

BROOKFIELD PROPERTY L.P., by its managing general partner, BROOKFIELD PROPERTY PARTNERS L.P., by its general partner, BROOKFIELD PROPERTY PARTNERS LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere Title: Secretary

BROOKFIELD BPY HOLDINGS INC.

By:	/s/ Valerie Tso
Name: Valerie Tso Title: Assistant Secretary

BROOKFIELD BPY RETAIL HOLDINGS II INC.

By:	/s/ Valerie Tso
Name: Valerie Tso Title: Assistant Secretary

BPY BERMUDA HOLDINGS LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere Title: Secretary

[New LP Guarantee Signature Page]

BPY BERMUDA HOLDINGS II LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere Title: Secretary

BPY BERMUDA HOLDINGS IV LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere Title: Secretary

BPY BERMUDA HOLDINGS V LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere Title: Secretary

BPY BERMUDA HOLDINGS VI LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere Title: Secretary

BROOKFIELD PROPERTY PREFERRED L.P., by its general partner, BROOKFIELD PROPERTY L.P., by its managing general partner, BROOKFIELD PROPERTY PARTNERS L.P., by its general partner, BROOKFIELD PROPERTY PARTNERS LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere Title: Secretary

[New LP Guarantee Signature Page]